



May 20, 2025

A BETTER BROOKDALE

Fellow Brookdale Senior Living Stockholders,

Ortelius Advisors, L.P. ("Ortelius" or "we") firmly believes that Brookdale Senior Living Inc. ("Brookdale" or the "Company") has significant upside potential, based on its high-quality assets, favorable industry dynamics, and considerable free cash flow capabilities, and that there are multiple paths to building and unlocking long-term value for stockholders. However, we are deeply concerned by the Company's underperformance and chronic undervaluation, and after years of missteps and shortcomings, it is time for meaningful stockholder-driven change at Brookdale. The Company's Board has spearheaded the vast destruction of stockholder value, and must be held accountable, and stockholders have lost confidence in Brookdale's leadership, judgement, execution, and decision-making abilities, which is why we are seeking your support for our six highly qualified, independent director candidates for election to the Board at the upcoming Annual Meeting of Stockholders in 2025. Your vote on the enclosed White Card will help drive our plans to dramatically improve the Company's operations, financials, creditworthiness, and intrinsic value, and unlock tremendous stockholder value.

On February 22, 2018, the Board rejected a conditional indication of interest to acquire Brookdale for $9.00 per share in cash, given their view of the Company's value and its assets, and the Board's belief that Brookdale could ultimately create more value for shareholders by executing a turnaround strategy as a public company under new leadership. Lee Wielansky, then the Non-Executive Chairman and a current Board member, pronounced, **"It is time for meaningful change at Brookdale and the Board is committed to making sure the Company's new strategic plan creates long-term value for our shareholders."**

Since that announcement, Brookdale's stock price has languished below $9.00 for most of the seven-plus year period, and the Company's results have been abysmal, despite the Board's assurances that its strategic plan would create long-term value for shareholders. During this timeframe, Brookdale's total stockholder returns were negative 37%, and underperformed key benchmarks by 135 percentage points.

TOTAL STOCKHOLDER RETURNS COMPARISONS

Total Stockholder Returns	(2/21/24 – 3/4/25)	(2/21/22 – 3/4/25)	(2/21/20 – 3/4/25)	(2/21/18 – 3/4/25)
Brookdale Senior Living Inc.	2%	(13%)	(30%)	(37%)
S&P 500 Healthcare Index	4%	22%	56%	100%
Russell 3000 Healthcare Index	3%	19%	46%	88%
Bloomberg REIT Healthcare Index	50%	35%	23%%	104%
Benchmark Average	19%	25%	42%	97%



Table and Chart Note:1

PEER COMPARISONS

During this same period, Brookdale's top two competitors, Welltower Inc. ("Welltower") and Ventas, Inc. ("Ventas"), have operationally and financially flourished, and their total stockholder returns outperformed the Company by a staggering 303 and 130 percentage points, respectively.

Total Stockholder Returns	(2/21/24 – 3/4/25)	(2/21/22 – 3/4/25)	(2/21/20 – 3/4/25)	(2/21/18 – 3/4/25)
Brookdale Senior Living Inc.	2%	(13%)	(30%)	(37%)
Welltower Inc.	68%	103%	106%	266%
Ventas, Inc.	64%	47%	36%	93%
Peer Average	66%	75%	71%	179%

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1   Bloomberg as of May 2, 2025. Returns are adjusted for dividends. Benchmark average in the chart represents the average of S&P 500 Healthcare Index, Russell 3000 Healthcare Index, and Bloomberg Healthcare REIT Index total stockholder returns.



Table and Chart Note:2

Meanwhile, their paths continue to diverge, and in 1Q 2025, Welltower reported SHOP same-store ("SS") occupancy growth of 400 basis points ("bps") year-over-year ('YoY"), noting that **"The business also maintains strong pricing power with growth in SS RevPOR or unit revenue of nearly 6% with 90% occupancy cohort experiencing 7% plus growth."** Excluding the impact of leap year, RevPOR growth was still strong at 5.1%, and SHOP SS NOI margins expanded by 290 bps YoY.

Ventas reported SHOP SS occupancy growth of 290 bps YoY, SS RevPOR growth of 3.8% YoY, **7% in-place rent increases**, and SHOP SS cash NOI margins expanded by 150 bps YoY.

On the other hand, Brookdale reported SS occupancy growth of 130 bps YoY, SS RevPOR growth of 2.8% YoY, and SS NOI margins expanded by 90 bps YoY. The Company's results, which continue to significantly underperform its peers, are contrary to the Board's asserting "strong momentum" in its May 15, 2025 letter to shareholders.

Company	Same-Store Occupancy Growth YoY (bps)	Same-Store RevPOR Growth YoY	Same-Store NOI Margin Growth YoY (bps)
Welltower	400	5.1%	290
Ventas	290	3.8%	150
Brookdale	130	2.8%	90

2   Bloomberg as of May 2, 2025. Returns are adjusted for dividends. Peer average in the chart represents the average of Welltower Inc. and Ventas, Inc. total stockholder returns.


Occupancy Rates



Brookdale — Ventas — Welltower

Chart Note: 3

NOI Margins



Brookdale Owned — Ventas Senior Housing — Welltower Senior Housing

Chart Note: 4

While Welltower and Ventas are increasing prices 6-7%, driven by favorable demographic tailwinds and supply/demand imbalances, Brookdale is *lowering* rates. During the 1Q 2025 earnings call, Denise Warren, Chairman and Interim CEO, announced that "We are piloting new pricing promotions to boost occupancy in select communities.", prompting swift and disconcerting responses from the analyst community, which asked the following questions:

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3   Brookdale Senior Living Inc., Brookdale Senior Living Supplemental Information 4th Quarter 2017 to 2024.   Senior housing occupancy per Brookdale. Ventas, Inc. and Welltower Inc. 10-K filings 2017 to 2024.

4   Brookdale Senior Living Inc., Brookdale Senior Living Supplemental Information 4th Quarter 2017 to 2024. Ventas, Inc. and Welltower Inc. 10-K filings 2017 to 2024. Brookdale figures are segment operating margin for all segments. Figures are adjusted for management fees.

Ben Hendrix, RBC Capital analyst:

> *"I was hoping to get a little bit more color on your pricing strategy. Brookdale's operated the last couple of years with pretty solid, you know, pricing discipline and just wanted to kind of talk about the pricing promotions you're putting through for the rest of the year and how you're thinking about the guardrails around rate at the local level and how much flexibility you can add into pricing and still hit that 80% occupancy threshold in a profitable way?"*

Andrew Mok, Barclays analyst:

> *"And I wanted to follow up on kind of the dynamic pricing strategy. So, curious to hear like why now is the right time to get more active here when it seems like strong demand and pricing power is working more to your advantage? So, can you talk to the specific characteristics of these markets? Are you not seeing as much pricing power? Are there different competitive dynamics versus the rest of the portfolio?"*

Joshua Raskin, Nephron Research analyst:

> *"But my micro -- my more micro question is the magnitude of these pricing, these piloting, the new promotions, you know, to boost the occupancy in select communities. Like, is there a way to give us some sense of magnitude, like, you know, number of months of rent and, you know, just any sort of parameters that you have in terms of what it takes to induce more occupancy in some of these select communities you talked about."*

The Board's strategic plan to "Improving operating performance to drive higher occupancy, improved rates, and robust cash flow.", as highlighted in the May 15 letter, is fundamentally flawed, and does not resolve the core issues driving habitual underperformance.

FINANCIALS

Under the Board's stewardship, Brookdale's financials have been appalling.

Tangible book value per share plunged 83%, from $5.49 to $0.93[5],

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5   Tangible book value per share as of December 31, 2017 and December 31, 2024. Calculations use basic shares outstanding as of February 20, 2018 and February 17, 2025. Tangible book value is defined as total assets minus goodwill minus total liabilities. Tangible book value per share is defined as tangible book value divided by basic shares outstanding.



Chart Note: [6]

and cumulative free cash flow imploded from *positive* $304 million in 2011 - 2017, to *negative* $660 million in 2018 - 2024[7].

Brookdale Senior Living Inc.

Cash Flow

$'s millions

	2018	2019	2020	2021	2022	2023	2024
Operating cash flow	$204	$216	$206	-$95	$3	$163	$166
Capex, net related payables	$225	$304	$186	$177	$197	$233	$201
OCF - Capex	-$22	-$88	$20	-$271	-$194	-$70	-$35
'18 to '24 Cumulative OCF - Capex	-$22	-$109	-$89	-$361	-$554	-$625	-$660

6   Brookdale Senior Living Inc. 10-K filings 2017 to 2024. Tangible book value is defined as total assets minus goodwill minus total liabilities. Tangible book value per share is defined as tangible book value divided by basic shares outstanding.

7   Free cash flow is defined as operating cash flow minus capital expenditures. Operating cash flow is net cash provided by operating activities per 10-K filings. Cumulative free cash flow is the sum of annual free cash flows for the period noted.



Table and Chart Note: 8

Ortelius' plan aims to reverse the vast destruction of stockholder value, improve operating and financial performance, build intrinsic value, and unlock long-term stockholder value.

MAXIMIZE STOCKHOLDER VALUE

Ortelius strongly believes that there are multiple ways to win, and many paths to building and unlocking intrinsic value over the near- and long-term, including:

- monetizing the underperforming owned properties
- improving Brookdale's financials
- reducing mortgage debt
- eliminating the leased portfolio
- unlocking the value of the real estate
- reviewing strategic alternatives
- installing a new management team; and
- refreshing the Board

MONETIZE UNDERPERFORMING OWNED PROPERTIES

A refreshed Board, supported by the owners of the Company, should immediately begin to evaluate the monetization of all of the underperforming owned properties, and not a "modest group of assets", per the Board's strategic plan in its May 15 letter.

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8   Free cash flow is defined as operating cash flow minus capital expenditures. Operating cash flow is net cash provided by operating activities per 10-K filings. Cumulative free cash flow is the sum of annual free cash flows for the period noted.

The remaining owned properties, with occupancy rates greater than 75% ("GoodCo PropCo"), would yield higher occupancy rates, rents, NOI, NOI margins, adjusted funds from operations, free cash flow, and valuations; and lower capitalization rates and loan-to-value ratios. Additionally, Brookdale would gain pricing power, enjoy operating leverage, eliminate underperforming owned properties capital expenditures, and rationalize costs for the smaller footprint, further improving financial performance. Moreover, the Company would have ample liquidity, unlike the past seven-plus years, to further invest in GoodCo PropCo, maximizing incremental margin expansion. Lastly, sales of this magnitude would generate many hundreds of millions of dollars in the near-term, and significantly reduce the Company's high leverage ratios.

The Company's overall occupancy rate has dropped from 85.2% to 79.4%[9], versus 88.8% to 87.2% for the senior housing industry[10], and 213 facilities, accounting for 34% of the owned and leased portfolios, reported occupancy rates of less than 75%[11]. However, we believe that GoodCo PropCo's weighted average occupancy rate is in the high-80's, and generates substantial revenue, significant NOI, high NOI margins, and meaningful free cash flow.

On the Ventas 1Q 2025 earnings call, James Kammert, Evercore ISI analyst, asked:

> "Justin, you always give great statistics on the SHOP update. And I'm just curious, what other color can you provide about sort of the dynamic when you get to 85, 87, 88-type occupancy, how that translates to margin expansion, pardon me?"

J. Justin Hutchens, Ventas Executive Vice President, Senior Housing and Chief Investment Officer, replied:

> "Hi. Yep, one of my favorite topics. So, we are in this period of growing occupancy and facing a period of significant more occupancy growth given the demand that Debbie outlined that we've been seeing over the past few years and especially over the upcoming years. So this question starts to become more relevant the higher occupied you get. What we tend to focus on is simple rules of thumb. One is that when you get to 90% occupancy and you look backwards, you should have achieved around -- a 50% incremental margin during that journey from 80% to 90% occupancy. Same when you get to 100%. When you get to 100% occupied and you look backwards to 90%, you'll see about a 70% incremental margin. The operating leverage in the business is what allows for this. At a certain point, you're fully staffed. Most of your expenses are fixed. You have some variability in expenses, which is why there's still some margin. But it's one of the powerful aspects of the business model. And as we grow occupancy, certainly occupancy in itself is a great opportunity, but margin expansion is as well as occupancy grows."

Ortelius' plan would seek to accelerate occupancy rate growth, pricing, and margin expansion across hundreds of facilities, and significantly improve operating and financial performance in the near- and long-term. Meanwhile, the Board's flawed strategic plan does not resolve the fundamental issues driving underperformance.

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9   Brookdale Senior Living Inc., Brookdale Senior Living Supplemental Information 4th Quarter 2017. Brookdale Senior Living Inc., Brookdale Senior Living Supplemental Information 4th Quarter 2024. Senior housing occupancy per Brookdale.

10   National Investment Center for Senior Housing and Care (NIC), NIC MAP Vision. Overall senior housing combines majority IL and majority AL properties. Data for the Market Fundamentals is representative of the top 31 primary metropolitan markets.

11   Brookdale Senior Living Inc., Brookdale Senior Living Supplemental Information 4th Quarter 2024.



REDUCE MORTGAGE DEBT

Brookdale should use all of the proceeds, and not a "portion of asset sale proceeds", per the Board's strategic plan in its May 15 letter, from monetizing the underperforming owned properties to pay down mortgage debt, which would improve credit quality, and lower loan-to-value ratios and borrowing costs.

The Board's strategic plan does not "meaningfully reduce leverage", as claimed in the May 15 letter, and fails to materially lower Brookdale's $4.1 billion of net debt, and high leverage ratios.

ELIMINATE LEASED PORTFOLIO

The Company should also eliminate its poorly performing leased portfolio ("LeaseCo"). The LeaseCo average annual adjusted EBITDA margin was a meager 1.0% in 2018 through 2024[12] , and highly dilutive, and cumulative EBITDA - Capex was a staggering negative $731 million. Nonetheless, the Board renewed its lease agreements with Ventas, Welltower, and Omega Healthcare Investors, Inc., which account for 90%-plus of the leased portfolio.

Brookdale Senior Living Inc.
Leased Portfolio Financials
$'s millions

	2018	2019	2020	2021	2022	2023	2024
Revenue	$1,470	$1,255	$1,091	$991	$1,108	$1,184	$1,224
YoY	*-19%*	*-15%*	*-13%*	*-9%*	*12%*	*7%*	*3%*
NOI	**$490**	**$386**	**$300**	**$224**	**$271**	**$334**	**$356**
% Margin	*33%*	*31%*	*27%*	*23%*	*24%*	*28%*	*29%*
Lease Expense	$446	$371	$422	$257	$263	$272	$273
% Revenue	*30%*	*30%*	*39%*	*26%*	*24%*	*23%*	*22%*
Leased G&A	$59	$51	$52	$58	$59	$63	$63
% Revenue	*4%*	*4%*	*5%*	*6%*	*5%*	*5%*	*5%*
EBITDA	**-$16**	**-$36**	**-$174**	**-$91**	**-$51**	**-$1**	**$20**
% Revenue	*-1%*	*-3%*	*-16%*	*-9%*	*-5%*	*0%*	*2%*
Capex	$56	$80	$37	$36	$47	$54	$49
% Revenue	*4%*	*6%*	*3%*	*4%*	*4%*	*5%*	*4%*
EBITDA - Capex	**-$72**	**-$116**	**-$210**	**-$127**	**-$98**	**-$54**	**-$29**
% Revenue	*-5%*	*-9%*	*-19%*	*-13%*	*-9%*	*-5%*	*-2%*

Table Note: 13

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12   Brookdale Senior Living Inc., Brookdale Senior Living Supplemental Information, 2018 to 2024 quarterly documents. Revenue figures include other operating income.

13   Brookdale Senior Living Inc., Brookdale Senior Living Supplemental Information, 2018 to 2024 quarterly documents.

In December 2024, Brookdale confirmed that it had not exercised its right to renew its lease agreement with Ventas, and released the following statement:

> *"We have consistently said that we view lease maturities as an opportunity to position the Company for future success and to further drive shareholder value, depending on current and expected cash flow performance of the leased portfolio," said Lucinda ("Cindy") Baier, Brookdale's President and CEO. "In this case, given historical and expected future cash flow performance of this portfolio, we expect that non-renewal will be more positive to Brookdale from a cash flow standpoint beginning in 2026 and will be more beneficial to our shareholders."*
>
> *When considering the potential 3% to 10% 2026 rent increase formula under the existing terms of the master lease agreement and the expected cash flow performance of the portfolio in the near- and long-term (even in light of the expected benefit of supply/demand tailwinds), the Company deemed it in the best interests of the Company and its shareholders to not renew the 120 community portfolio under the existing lease renewal terms.*
>
> *After giving effect to rent, capital expenditures and allocated general and administrative expense, the Ventas leased portfolio has historically generated significant negative cash flows. As an example, during the three years prior to the impact of the pandemic, at an approximate weighted average occupancy of 85%, the Ventas leased relationship generated in excess of $50 million of negative cash flow annually on average. Even with the 2020 lease restructuring, for the trailing twelve months ended September 30, 2024, the 120 community leased portfolio had approximately $23 million of negative cash flow.*

Two weeks later, however, Brookdale announced that it had extended the Ventas lease on 65 senior housing communities, averaging 62 units each, for a 10-year term. In addition, the Company agreed to a 38% cash rent increase over the current rent, beginning in 2026, and 3% annual rent escalators thereafter, amounting to a cumulative incremental rent increase of approximately $180 million, compared to mere 3% increases following 2025's base rent.

When asked about the Brookdale transaction on the Ventas 1Q 2025 earnings call, Debra Cafaro, Ventas Chairman and Chief Executive Officer, replied:

> *"Rich, we'll take that offline, but I think it's fair to say that the entire Brookdale portfolio is generally improving in performance. We like the 45 assets that we're moving to SHOP, and the ones that are remaining are also performing well, and **the way that we're improving NOI in that remaining lease is through a significant rent increase on lease renewal**."*

For illustrative purposes, the Ventas extended leased portfolio pro-forma financials are below.

Brookdale Senior Living Inc.
VTR Leased Communities
$'s millions

	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035
Revenue	**$272**	**$284**	**$296**	**$308**	**$321**	**$338**	**$355**	**$374**	**$393**	**$413**
YoY	*4%*	*4%*	*4%*	*4%*	*4%*	*5%*	*5%*	*5%*	*5%*	*5%*
COGS	$188	$194	$200	$205	$212	$218	$225	$231	$238	$245
% Revenue	*69%*	*68%*	*68%*	*67%*	*66%*	*65%*	*63%*	*62%*	*61%*	*59%*
YoY	*3%*	*3%*	*3%*	*3%*	*3%*	*3%*	*3%*	*3%*	*3%*	*3%*
NOI	$84	$90	$96	$103	$109	$120	$131	$142	$155	$168
% Margin	*31%*	*32%*	*32%*	*33%*	*34%*	*35%*	*37%*	*38%*	*39%*	*41%*
YoY		*7%*	*7%*	*7%*	*7%*	*9%*	*9%*	*9%*	*9%*	*8%*
Lease Expense										
Base Lease Expense	$64	$66	$68	$70	$72	$74	$76	$79	$81	$84
YoY		*3%*	*3%*	*3%*	*3%*	*3%*	*3%*	*3%*	*3%*	*3%*
Capex Funding Incr. Lease Expense	$1	$1	$0	$0	$0	$0	$0	$0	$0	$0
Total Lease Expense	$65	$67	$68	$70	$72	$74	$76	$79	$81	$84
SG&A	$14	$14	$14	$15	$15	$16	$16	$17	$17	$18
% Revenue	*5%*	*5%*	*5%*	*5%*	*5%*	*5%*	*5%*	*4%*	*4%*	*4%*
YoY	*3%*	*3%*	*3%*	*3%*	*3%*	*3%*	*3%*	*3%*	*3%*	*3%*
EBITDA	**$5**	**$9**	**$14**	**$18**	**$22**	**$30**	**$38**	**$47**	**$57**	**$67**
% Margin	*2%*	*3%*	*5%*	*6%*	*7%*	*9%*	*11%*	*13%*	*14%*	*16%*
Capex	$10	$10	$11	$11	$11	$12	$12	$12	$13	$13
% Revenue	*4%*	*4%*	*4%*	*4%*	*4%*	*3%*	*3%*	*3%*	*3%*	*3%*
YoY	*3%*	*3%*	*3%*	*3%*	*3%*	*3%*	*3%*	*3%*	*3%*	*3%*
VTR Capex Funding	$12	$12	$0	$0	$0	$0	$0	$0	$0	$0
Capex, net VTR Funding	-$2	-$1	$11	$11	$11	$12	$12	$12	$13	$13
EBITDA - Capex, net VTR Funding	**$7**	**$10**	**$3**	**$7**	**$11**	**$18**	**$26**	**$35**	**$44**	**$54**
% Margin	*3%*	*4%*	*1%*	*2%*	*3%*	*5%*	*7%*	*9%*	*11%*	*13%*

Cumulatively, total lease expense is $736 million, capital expenditures (net of the Ventas funding) are $92 million, EBITDA is $306 million, EBITDA - Capex (net of the Ventas funding) is $214 million, and average annual EBITDA margins are 9%.

Put differently, EBITDA - Capex (net of the Ventas funding), divided by the sum of total lease expense and capital expenditures (net of the Ventas funding), yields a 2.3% annualized return, or less than the coupon on a 10-year U.S. Treasury bond.

Brookdale's overall leased portfolio incurs significant rent expense, a $1 billion-plus liability, corporate overhead, and capital expenditures, and generates low single-digit EBITDA margins, is highly dilutive to GoodCo PropCo, suppresses the Company's EBITDA multiple, and oppresses stockholder value, and its free cash flow generation capabilities are questionable.

Nonetheless, in its April 14, 2025 press release, the Board triumphantly announced that it had executed on its strategy to "rationalize the leased portfolio", and that Brookdale was now poised to deliver sustained and compelling returns to shareholders.

UNLOCK REAL ESTATE VALUE

Upon monetizing the underperforming owned properties, reducing mortgage debt, and eliminating the leased portfolio, the remaining Brookdale would be a pure play on GoodCo PropCo, valued on NOI and capitalization rates, versus a senior housing operator, valued on lower EBITDA and EBITDA multiples.

Fueled by secular demographic tailwinds, and a supply/demand imbalance, revenues should continue to grow by mid-single digits, driven by occupancy rate and rent gains. While the Company's weighted average occupancy rate (owned portfolio) was a dismal 78.6% in 4Q 2024, the historic high occupancy rate (owned and leased portfolios) was 89.0% in 4Q 2013, and the weighted average occupancy rate for owned and leased communities greater than 75% was in the high-80's in 4Q 2024. And while NOI margins (owned portfolio) were a substandard 24.7% in 2024, NOI margins (owned and leased portfolios) were 36.5% in 2013.[14]

In light of favorable industry dynamics, GoodCo PropCo should generate substantial revenue, occupancy rates in excess of 90%, significant NOI, NOI margins in excess of 30%, and meaningful free cash flow. And per the JLL Seniors Housing and Care Investor Survey and Outlook, and according to data from NIC MAP, average 4Q 2024 capitalization rates for seniors housing were 6.5% (Ventas and Welltower, which generate mid-80's occupancy rates and approximately 30% NOI margins[15], are afforded lower capitalization rates). Over the last 10 years, year-end capitalization rates bottomed out at 5.5% in 2021, peaked at 7.5% in 2016, and averaged 6.5%.[16]

Consequently, Ortelius believes that GoodCo PropCo's equity should be valued at multiples of Brookdale's current market capitalization.

SHAREHOLDER DILUTION

In July 2020, Brookdale announced that it had entered into definitive agreements with Ventas to restructure its 120-community triple-net master lease arrangements. Brookdale received an expected aggregate rent reduction of approximately $500 million over the remaining and unchanged lease term, ending December 31, 2025, and Ventas received up-front consideration of approximately $235 million, which replaced over two and a half years of the cash rent reduction effectuated under the Brookdale lease. Ventas also received warrants exercisable for 16.3 million shares of Brookdale common stock, and at a strike price of $3.00 per share. Ventas eventually converted the warrants, and **the Company's shares were diluted by 8%**.

In September 2021, Brookdale announced that it had sold $230 million in convertible senior notes due 2026. Each note had an initial conversion rate of 123.4568 shares of common stock, representing 24,691,360 new shares at a conversion price of approximately $8.10 per share, and the Company's shares would be diluted by 12% on a post-exercised basis. In September 2024, Brookdale refinanced 90% of the notes, and $23 million remains outstanding, **potentially representing 2% share dilution on a post-exercised basis**.

In November 2022, Brookdale announced that it had priced 2.5 million of 7.00% tangible equity units at $50.00 per unit, in an aggregate offering of $144 million. Each tangible equity unit was comprised of a prepaid stock purchase contract and a senior amortizing note due November 15, 2025. Each purchase contract would

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14   Brookdale Senior Living Inc., Corporate Overview – select financial information, as of December 31, 2013, Brookdale Senior Living Inc., Brookdale Senior Living Supplemental Information 4th Quarter 2024 and Brookdale Senior Living Inc., Investor Presentation, February 18, 2025, and Brookdale Senior Living Inc., 10-K filing 2013.

15   Ventas, Inc. and Welltower Inc. 10-K filings, 2024. NOI figures are adjusted for an assumed five percent management fee.

16   Jones Lang LaSalle Incorporated (JLL), Seniors Housing and Care Investor Survey and Trends Outlook, Spring 2025 and National Investment Center for Senior Housing and Care (NIC), NIC MAP Vision. Overall senior housing combines majority IL and majority AL properties. Data for the Market Fundamentals is representative of the top 31 primary metropolitan markets.

automatically settle on November 15, 2025, and Brookdale would deliver at least 12.9341, but no more than 15.1976, shares of its common stock per purchase contract. In March 2025, the Company elected to exercise its right to settle its remaining outstanding 2,291,338 prepaid stock purchase contracts, and **Brookdale delivered 29,636,386 shares of the Company's common stock to investors, diluting shares outstanding by 14%**.

And in September 2024, Brookdale entered into privately negotiated agreements with certain of the holders of its convertible senior notes due 2026 (the "2026 Notes") to exchange an aggregate of approximately $207 million of its existing 2026 Notes for a newly issued series of $369 million of 3.50% convertible senior notes due 2029 at a conversion price of approximately $9.00 per share, **potentially representing 41,049,440 new shares and 17% share dilution on a post-exercised basis**.



Chart Note 17

The Board's flawed strategic plan, which failed to improve operating and financial performance, and unlock billions of dollars of real estate value, was compounded by more Board failures, with Brookdale's raising approximately $800 million at an average weighted stock price of roughly $6.00, and potentially diluting shareholders by a staggering 33%. Ironically, the Board had rejected a $9.00 offer for 100% of the Company just years earlier.

CEO COMPENSATION

On February 22, 2018, Lee Wielansky, then the Non-Executive Chairman and a current Board member, pronounced, "We are fortunate to have someone with Cindy's leadership, financial acumen and operational experience to take the helm as President and CEO at this critical juncture, and the Board is confident that she is the right person to guide a successful turnaround of our business."

From 2018 - 2024, cumulative free cash flow was negative $660 million, and tangible book value per share plummeted 83%, and from February 21, 2018 through March 4, 2025, the stock price fell 37%. During this timeframe, the Board paid Cindy Baier $45.4 million, and an additional $11.7 million for termination without cause.

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17 2029E basic shares outstanding assumes conversion of the Convertible Senior Notes Due 2029 and the Convertible Senior Notes Due 2026.

In its April 14 press release, the Board noted that it "is now conducting a thorough search process to identify the right CEO to capitalize on Brookdale's strong foundation and to deliver value for our shareholders."



Chart Note:18

REFRESH THE BOARD

Reacting to our March 5, 2025 letter to stockholders, which highlighted the Board's vast destruction of stockholder value, the Company, on April 14, announced that the Board had entered into a separation agreement with Cindy Baier, who stepped down as CEO, and initiated a search for the Company's next Chief Executive Officer, who will be focused on:

- driving operational and financial improvements
- capitalizing on the intrinsic value of Brookdale's owned real estate portfolio; and
- enhancing shareholder value by acting on Brookdale's compelling industry dynamics and cash flow generation potential

Following our April 24, 2025 letter to stockholders, which highlighted Ortelius' strategic plans to maximize stockholder value, the Board reacted again, announcing on May 15 that it had "established a clear and compelling strategy for creating shareholder value", and noted five new initiatives, claiming that Ortelius had "failed to propose a strategy that differs materially from the initiatives Brookdale's current Board and management team are already implementing". In addition, the Board asked, "Why Seek Control of the Board When Brookdale's Actions are Already Consistent with Key Elements of Ortelius' "Agenda"?

The Board further stated that Ortelius, which owns "just 1%" of the Company's shares, is "seeking control of Brookdale by replacing six of your Board's eight highly qualified nominees". Ironically, the

18   CEO compensation per Brookdale Senior Living Inc. 14A filings. Brookdale Senior Living Inc. 10-K filings 2017 to 2024. Tangible book value is defined as total assets minus goodwill minus total liabilities. Tangible book value per share is defined as tangible book value divided by basic shares outstanding. Stock price as of December 31. Stock price per Bloomberg as of May 2, 2025.

Board's nominees, who are seeking to maintain control of Brookdale, despite their vast destruction of stockholder value, own, in aggregate, .34% of the outstanding common stock of the Company.

After years of missteps, shortcomings, underperformance, and chronic undervaluation, stockholders have lost confidence in Brookdale's leadership, judgement, execution, and decision-making abilities. The Board's failures are palpable, and its recent steps smack of self-preserving and defense-oriented tactics in the face of a director election contest. Additionally, as detailed throughout our letter, Ortelius' strategies to maximize stockholder value, monetize the underperforming owned properties, improve Brookdale's operations and financials, reduce mortgage debt, eliminate the leased portfolio, and unlock the value of the real estate are meaningfully different from the Board's plans.

It is time for meaningful, stockholder-driven change at Brookdale, and the addition of our skilled and experienced nominees would bring fresh perspectives and objectivity to the Board. Your vote is important, no matter how many or how few shares of common stock you own. Ortelius urges you to sign, date, and return the enclosed WHITE universal proxy card today to vote "FOR" the election of the Ortelius nominees and in accordance with Ortelius' recommendations on the other proposals on the agenda for the Annual Meeting.

Sincerely,

Peter DeSorcy
Managing Member
Ortelius Advisors, L.P.



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